UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Arch Capital Group, Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

011576290

(CUSIP Number)

Arrie R. Park, Esq.
Hellman & Friedman LLC
One Maritime Plaza, 12th Floor
San Francisco, California 94111
(415) 788-5111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 011576290
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HFCP IV (BERMUDA), L.P. I.R.S. IDENTIFICATION NO. 94-3410224

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,263 *

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 12,263 *

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,263 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%†

14.	Type of Reporting Person (See Instructions) PN

*                    Assumes the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

†                     Gives effect to the full exercise of all options beneficially owned by such Reporting Person.

CUSIP No. 011576290
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F INTERNATIONAL PARTNERS IV-A (BERMUDA), L.P. I.R.S. IDENTIFICATION NO. 94-3410226

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,012 *

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,012

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,012*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%†

14.	Type of Reporting Person (See Instructions) PN

*                    Assumes the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

†                     Gives effect to the full exercise of all options beneficially owned by such Reporting Person.

CUSIP No. 011576290

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F INTERNATIONAL PARTNERS IV-B (BERMUDA), L.P. I.R.S. IDENTIFICATION NO. 94-3410228

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 665*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 665

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%†

14.	Type of Reporting Person (See Instructions) PN

*  Assumes the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

†  Gives effect to the full exercise of all options beneficially owned by such Reporting Person.

CUSIP No. 011576290

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F EXECUTIVE FUND IV (BERMUDA), L.P. I.R.S. IDENTIFICATION NO. 94-3410229

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 276*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 276

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 276

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%†

14.	Type of Reporting Person (See Instructions) PN

*  Assumes the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

†  Gives effect to the full exercise of all options beneficially owned by such Reporting Person.

CUSIP No. 011576290

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F INVESTORS IV (BERMUDA), L.P. I.R.S. IDENTIFICATION NO. 94-3410230

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,216*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 15,216

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,216

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%†

14.	Type of Reporting Person (See Instructions) PN

*  Assumes the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

†  Gives effect to the full exercise of all options beneficially owned by such Reporting Person.

CUSIP No. 011576290

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H&F CORPORATE INVESTORS IV (BERMUDA), LTD. I.R.S. IDENTIFICATION NO. 94-3410238

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,216*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 15,216

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,216

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%†

14.	Type of Reporting Person (See Instructions) CO

*  Assumes the full exercise of all options to purchase Common Shares beneficially owned by such Reporting Person.

†  Gives effect to the full exercise of all options beneficially owned by such Reporting Person.

Reference is made to the Statement on Schedule 13D filed on November 30, 2001, as amended by Amendment No. 1, filed September 23, 2002, Amendment No. 2, filed December 18, 2002, Amendment No. 3, filed February 28, 2003, Amendment No. 4, filed November 30, 2005, and Amendment No. 5, filed December 1, 2006, thereto (as so amended, the “Schedule 13D”), on behalf of HFCP IV (Bermuda), L.P., a limited partnership organized under the laws of Bermuda (“HFCP IV Bermuda”), H&F International Partners IV-A (Bermuda), L.P., a limited partnership organized under the laws of Bermuda (“HFIP IV-A Bermuda”), H&F International Partners IV-B (Bermuda), L.P., a limited partnership organized under the laws of Bermuda (“HFIP IV-B Bermuda”), H&F Executive Fund IV (Bermuda), L.P., a limited partnership organized under the laws of Bermuda (“HFEF IV Bermuda”, and together with HFCP IV Bermuda, HFIP IV-A Bermuda and HFIP IV-B Bermuda, the “Investors”), H&F Investors IV (Bermuda), L.P., a limited partnership organized under the laws of Bermuda (“HFI IV Bermuda”) and H&F Corporate Investors IV (Bermuda), Ltd., a company organized under the laws of Bermuda (“HFCI IV Bermuda”).  The Investors, together with HFI IV Bermuda and HFCI IV Bermuda are referred to herein as the “Reporting Persons.”  All capitalized terms used without definition in this Amendment No. 6 to Schedule 13D shall have the meanings set forth in the Schedule 13D.

This Amendment No. 6 to Schedule 13D amends the Schedule 13D as follows:

ITEM 2.                  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)-(c)     Schedule I describes the holders of shares of capital stock of HFCI IV Bermuda and is incorporated herein by reference.

(d)           During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the directors, executive officers, general partners or persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons, or to the best of their knowledge, any of the directors, executive officers, general partners or persons listed on Schedule I hereto, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.                  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 15, 2007, HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda and HFEF IV Bermuda distributed 3,766,638, 618,132, 204,201 and 85,051 Common Shares, respectively, to their respective limited partners.

ITEM 5.                  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)                      As of May 15, 2007, the Reporting Persons beneficially own in the aggregate 15,216 Common Shares of the Company by virtue of their ownership of an aggregate of: (1) 11,916 Common Shares issued to John L. Bunce, Jr., Jeffrey A. Goldstein and David R. Tunnell, each of whom is an affiliate of the Reporting Persons, in consideration of their service as directors of the Company, which Common Shares are held for the benefit of the Reporting Persons, and (2) options to purchase an aggregate of 3,300 Common Shares, which options were issued to Mr. Bunce in consideration of his service as a director of the Company, which options are held for the benefit of the Reporting Persons.  This assumes full exercise of the options to purchase Common Shares.  By reason of their relationships with the Investors, under Rule 13d-3 under the Exchange Act, each of HFCI IV Bermuda and HFI IV Bermuda may be deemed to own beneficially all of the Common Shares that are beneficially owned by the Investors.  A five member investment committee of HFI IV Bermuda (the “Investment Committee”) formed by the shareholders of HFI IV Bermuda has investment discretion over the Common Shares.  The members of the investment committee disclaim beneficial ownership, except to the extent of their respective indirect pecuniary interests in the Company.

Assuming the full exercise of the options to purchase Common Shares and based on 73,641,614 Common Shares outstanding as of April 27, 2007, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as of May 15, 2007, the 15,216 Common Shares collectively beneficially owned by the Reporting Persons would represent approximately 0.0% of the outstanding Common Shares.

(b)                     The Investors collectively have beneficial ownership of 15,216 Common Shares, assuming the full exercise of the options to purchase Common Shares. Each Investor exercises voting power and dispositive power over its holdings of such shares through the same general partner, HFI IV Bermuda, which, in turn, acts through its sole general partner, HFCI IV Bermuda.

(c)                      Except as otherwise described herein, during the last sixty days there were no transactions effected by the Reporting Persons or by any of the persons set forth on Schedule I hereto, except that certain of the persons set forth on Schedule I hereto received a distribution of Common Shares on May 15, 2007 pursuant to the distribution described in Item 4 above.

(d)                     Except as set forth in this Item 5, no person other than each respective record owner of the distributed Common Shares referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares.

(e)                      On May 15, 2007, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2007

HFCP IV (BERMUDA), L.P.

By:	H&F Investors IV (Bermuda), L.P.,
its General Partner

	By:	H&F Corporate Investors IV (Bermuda) Ltd.,
its General Partner

		By:	/s/ Georgia Lee
			Name:	Georgia Lee
			Title:	Vice President and Treasurer

H&F INTERNATIONAL PARTNERS IV-A (BERMUDA), L.P.

By:	H&F Investors IV (Bermuda), L.P.,
its General Partner

	By:	H&F Corporate Investors IV (Bermuda) Ltd.,
its General Partner

		By:	/s/ Georgia Lee
			Name:	Georgia Lee
			Title:	Vice President and Treasurer

H&F INTERNATIONAL PARTNERS IV-B (BERMUDA), L.P.

By:	H&F Investors IV (Bermuda), L.P.,
its General Partner

	By:	H&F Corporate Investors IV (Bermuda) Ltd.,
its General Partner

		By:	/s/ Georgia Lee
			Name:	Georgia Lee
			Title:	Vice President and Treasurer

H&F EXECUTIVE FUND IV(BERMUDA), L.P.

By:	H&F Investors IV (Bermuda), L.P.,
its General Partner

	By:	H&F Corporate Investors IV (Bermuda) Ltd.,
its General Partner

		By:	/s/ Georgia Lee
			Name:	Georgia Lee
			Title:	Vice President and Treasurer

H&F INVESTORS IV (BERMUDA), L.P.

By:	H&F Corporate Investors IV (Bermuda) Ltd.,
its General Partner

	By:	/s/ Georgia Lee
		Name:	Georgia Lee
		Title:	Vice President and Treasurer

H&F CORPORATE INVESTORS IV (BERMUDA) LTD.

By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Vice President and Treasurer

Schedule I

Set forth below is the name, principal occupation and percentage ownership of each of the holders of H&F Investors IV (Bermuda), Ltd.   Each of the following individuals is a United States citizen and unless otherwise indicated below, the business address is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California  94111.

Name	Owned	Principal Occupation	Business Address
Matthew R. Barger	9.9%	Private Equity Investor,
		Hellman & Friedman LLC (“H&F”)

John L. Bunce, Jr.	9.9%	Private Equity Investor, H&F	675 Sun Valley, Ste. N
			Ketchum, ID 83340

Mitchell R. Cohen	9.9%	Private Equity Investor, H&F

Philip U. Hammarskjold	9.9%	Private Equity Investor, H&F

Patrick J. Healy	9.9%	Private Equity Investor,	Burdett House, 6th Floor
		Hellman & Friedman Europe Limited	15-16 Buckingham Street
			London, WC2N 6DU

F. Warren Hellman	9.9%	Private Equity Investor, H&F

Georgia Lee	9.9%	Private Equity Investor, H&F

Brian M. Powers	9.9%	Private Equity Investor, H&F

Thomas F. Steyer	9.9%	Senior Managing Member, Farallon Capital Management, L.L.C.	One Maritime Plaza, Suite 1325 San Francisco, CA 94111

Allen R. Thorpe	1.0%	Private Equity Investor, H&F	375 Park Avenue, 20th Floor
			New York, NY 10152

David R. Tunnell	9.9%	Private Equity Investor, H&F